                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                  SCHEDULE 13D

                          ---------------------------

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              PICO PRODUCTS, INC.
                              -------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                   719884108
                                   ---------
                                 (CUSIP number)


                          WILLIAM L. WALTON, CHAIRMAN
                         ALLIED CAPITAL ADVISERS, INC.
                          1666 K STREET, NW, 9TH FLOOR
                              WASHINGTON, DC 20006
                                 (202) 331-1112
                              --------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                            NOVEMBER 21, 1996
                            -----------------
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
                        check the following box:  [    ]

                                      13D
                              CUSIP No.  719884108

 1     Name(s) of reporting person(s)                Allied Capital Corporation
       SS or IRS identification number(s)  of        53-0245085
       person(s)

 2     Check the appropriate box if a member of a    (a) [ ]
       group (see instructions)                      (b) [X]

 3     SEC USE ONLY

 4     Source of funds (see instructions)            WC, OO

 5     Check if disclosure of legal proceedings is   [ ]
       required pursuant to Item 2(d) or 2(e)

 6     Citizenship or place of organization          Maryland

       Number of shares beneficially owned by
       each reporting person with:

 7     Sole voting power                             109,104

 8     Shared voting power

 9     Sole dispositive power                        109,104

 10    Shared dispositive power                      0

 11    Aggregate amount beneficially owned by each   779,313
       reporting person

 12    Check if the aggregate amount in row 11       [ ]
       excludes certain shares (see instructions)

 13    Percent of class represented by amount in     15%
       row 11

 14    Type of reporting person                      CO,IV
       (see instructions)

                                      13D
                             CUSIP No.   719884108

 1     Name(s) of reporting person(s)                   Allied Investment Corporation
       SS or IRS identification number(s)  of           52-1081051
       person(s)

 2     Check the appropriate box if a member of a       (a) [ ]
       group (see instructions)                         (b) [X]

 3     SEC USE ONLY

 4     Source of funds (see instructions)               WC, OO

 5     Check if disclosure of legal proceedings is      [ ]
       required pursuant to Item 2(d) or 2(e)

 6     Citizenship or place of organization             Maryland

       Number of shares beneficially owned by each reporting person with:

 7     Sole voting power                                358,484

 8     Shared voting power

 9     Sole dispositive power                           358,484

 10    Shared dispositive power                         0

 11    Aggregate amount beneficially owned by each      779,313
       reporting person

 12    Check if the aggregate amount in row 11          [ ]
       excludes certain shares (see instructions)

 13    Percent of class represented by amount in row    15%
       11

 14    Type of reporting person                         CO,IV
       (see instructions)

                                      13D
                             CUSIP No.   719884108

 1     Name(s) of reporting person(s)                   Allied Capital Corporation II
       SS or IRS identification number(s)  of           52-1628801
       person(s)

 2     Check the appropriate box if a member of a       (a) [ ]
       group (see instructions)                         (b) [X]

 3     SEC USE ONLY

 4     Source of funds (see instructions)               WC

 5     Check if disclosure of legal proceedings is      [ ]
       required pursuant to Item 2(d) or 2(e)

 6     Citizenship or place of organization             Maryland

       Number of shares beneficially owned by
       each reporting person with:

 7     Sole voting power                                85,724

 8     Shared voting power

 9     Sole dispositive power                           85,724

 10    Shared dispositive power                         0

 11    Aggregate amount beneficially owned by each      779,313
       reporting person

 12    Check if the aggregate amount in row 11          [ ]
       excludes certain shares (see instructions)

 13    Percent of class represented by amount in row    15%
       11

 14    Type of reporting person                         CO,IV
       (see instructions)

                                      13D
                             CUSIP No.   719884108

 1     Name(s) of reporting person(s)                   Allied Investment Corporation II
       SS or IRS identification number(s)  of           52-1680801
       person(s)

 2     Check the appropriate box if a member of a       (a) [ ]
       group (see instructions)                         (b) [X]

 3     SEC USE ONLY

 4     Source of funds (see instructions)               WC

 5     Check if disclosure of legal proceedings is      [ ]
       required pursuant to Item 2(d) or 2(e)

 6     Citizenship or place of organization             Maryland

       Number of shares beneficially owned by
       each reporting person with:

 7     Sole voting power                                226,001

 8     Shared voting power

 9     Sole dispositive power                           226,001

 10    Shared dispositive power                         0

 11    Aggregate amount beneficially owned by each      779,313
       reporting person

 12    Check if the aggregate amount in row 11          [ ]
       excludes certain shares (see instructions)

 13    Percent of class represented by amount in row    15%
       11

 14    Type of reporting person                         CO,IV
       (see instructions)

Item 1.       Security and Issuer.

              This statement relates to the Common Stock of Pico Products, Inc., a New York corporation. The issuer's executive offices are located at 12500 Foothill Boulevard, Lakeview Terrace, California 91342.

Item 2.       Identity and Background.

              Each of Allied Capital Corporation ("ACC"), Allied Investment Corporation ("AIC"), Allied Capital Corporation II ("ACCII") and Allied Investment Corporation II, ("AICII") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). ACC, AIC, ACCII and AICII are collectively referred to herein as the "Funds". ACC and ACCII have each elected to be regulated as a business development company under the 1940 Act. AIC and AICII are wholly-owned subsidiaries of ACC and ACCII, respectively. Each of the Funds is organized as a Maryland corporation and has its principal place of business located at Allied Capital Advisers, Inc. ("Advisers"), at 1666 K Street, NW, 9th Floor, Washington, DC 20006. Advisers serves as investment adviser to each of the Funds.

              The following are the principal occupations of the executive officers of each Fund and the executive officers of Advisers, all of whom are employees of Advisers and have their business address c/o Allied Capital Advisers, Inc., 1666 K Street, NW, 9th Floor, Washington, DC 20006. Each executive officer listed below is a citizen of the United States.

                    WILLIAM L. WALTON, Chairman and Chief Executive Officer of ACC, AIC, ACCII, AICII and Advisers; President of ACCII and AICII.

                    JOAN M. SWEENEY, Executive Vice President of ACC, AIC, ACCII and AICII; President and Chief Operating Officer of Advisers.

                    JON A. DELUCA: Executive Vice President, Chief Financial Officer and Treasurer of ACC, AIC, ACCII and AICII.

                    G. CABELL WILLIAMS III, Director, President and Chief Operating Officer of ACC and AIC; Executive Vice President of ACCII, AICII and Advisers.

                    JOHN M. SCHEURER, Executive Vice President of ACC, AIC, ACCII, AICII and Advisers.

                    KATHERINE C. MARIEN, Executive Vice President of ACC, AIC, ACCII, AICII and Advisers.


              The following are the principal occupations and addresses of the directors of each Fund, each of whom is a citizen of the United
              States:

                    DAVID GLADSTONE, 1161 Crest Lane, McLean, Virginia 22101. Director of ACC, AIC, ACCII, AICII and Advisers.

                    GEORGE C. WILLIAMS, Financial Consultant, 8229 Burning Tree Road, Bethesda, MD 20817; Director of ACC, AIC, ACCII, AICII and Advisers.

                    JOSEPH A. CLORETY III, President, Clorety & Co., Inc., 2183 Hallmark Drive, Gambrills, MD 21054. Director of ACC and AIC.

                    MICHAEL I. GALLIE, Principal, The Millenium Group, 300 M. Street, SW, Suite 701, Washington, DC 20024. Director of ACC and AIC.

                    WARREN K. MONTOURI, President, Warren K, Montouri, Inc., 2440 Virginia Avenue, NW, Suite D801, Washington, DC 20037. Director of ACC and AIC.

                    GUY T. STEUART II, President, Steuart Investment Corporation, 5454 Wisconsin Avenue, Suite 1600, Chevy Chase, MD 20815. Director of ACC and AIC.

                    T.  MURRAY TOOMEY, ESQ., Attorney at Law, The Offices of T.
                    M. Toomey, 4701 Sangamore Road, Bethesda, MD 20816. Director of ACC and AIC.

                    LAWRENCE I. HEBERT, Director and President of Perpetual Corporation, and Vice Chairman and President of Allbritton Communications Company, 808 17th Street, NW, Suite 300, Washington, DC 20006. Director of ACCII and AICII.

                    JOHN D. REILLY, President of Reilly Investment Corporation, 5335 Wisconsin Avenue, NW, Suite 440, Washington, DC 20015. Director of ACCII and AICII.

                    SMITH T. WOOD, Director and President of CyberSERV Inc. and Chairman of Seneca Corporation, 8320 Old Courthouse Road, McLean, VA 22182. Director of ACCII and AICII.

                    JOHN D. FIRESTONE, Partner of Secor Group,
                    1101 30th Street, NW, Suite 303, Washington, DC 20007. Director of ACCII and AICII.

                    JOHN I. LEAHY, President of Management and Marketing Associates, 30 East Padonia Road, Suite 505, Timonium, MD 21093. Director of ACCII and AICII.

              The following are the principal occupations and addresses of Advisers' directors, each of whom is a citizen of the United
              States:

                    SWEP T. DAVIS, President, Tyone Partners LLC, 33 Witherspoon, Suite 200, Princeton, NJ 08542.

                    BROOKS H. BROWNE, President, Environmental Enterprises Assistance Fund, 1901 N. Moore Street, Suite 1004, Arlington, VA 22209.

                    ROBERT E. LONG, Chairman and Chief Executive Officer, Business News Network, Inc., 99 Canal Center Plaza, Suite 220, Alexandria, VA 22314.

              During the last five years, neither any of the Funds, Advisers, nor any of their respective executive officers or directors, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

              Each Fund acquired debentures and warrants of the issuer pursuant to the terms of an Investment Agreement dated November 21, 1996, by and among the Funds, the issuer and certain affiliates of the issuer. In consideration of the investment in the aggregate amount of $5,000,000, the issuer issued debentures in the aggregate principal amount of $5,000,000, together with warrants to purchase, in the aggregate, up to 779,313 shares of Common Stock of the issuer. Each Fund invested monies available from its working capital cash position of its portfolio.

              Although no Funds borrowed funds specifically to finance this particular transaction, for the general purpose of financing investments, ACC and AIC (i) maintain a revolving line of credit with a bank in the principal amount of $10,000,000, (ii) have issued and sold senior notes to an insurance company in the aggregate principal amount of $20,000,000, (iii) have issued and sold subordinated debentures to the Small Business Administration in the aggregate principal amount of $61,300,000, and (iv) maintain available credit from the Overseas Private Investment Corporation in the principal amount of $20,000,000. ACCII and AICII maintain a revolving line of credit with a bank in the principal amount of $25,000,000.


Item 4.       Purpose of Transaction.

              Each Fund acquired the securities of the issuer in the ordinary course of its business seeking to achieve its investment objectives and in accordance with its investment policies and restrictions, as determined by Advisers. No Fund has any plan or proposal which relates to or would result in any action described in (a) through (j) of this item 4.


Item 5.       Interest in Securities of the Issuer.

              (a) In the aggregate, the Funds have the right to acquire up to 779,313 shares (15%) of the Common Stock of the issuer. Each Fund is deemed to beneficially own all of the securities.

              (b) Upon exercise of the warrants, (i) ACC would have sole power to vote, and sole power to dispose of, 109,104 shares, (ii) AIC would have sole power to vote, and sole power to dispose of, 358,454 shares, (iii) ACCII would have sole power to vote, and sole power to dispose of, 85,724 shares, and (iv) AICII would have sole power to vote, and sole power to dispose of, 226,001 shares.

              (c) On November 21, 1996, pursuant to the Investment Agreement described in Item 3, the Funds acquired warrants to purchase, in the aggregate, up to 779,313 shares of Common Stock of the issuer. The terms of the warrants entitle the Funds to purchase shares of the Common Stock at a per share price equal to $1.81.

              (d)  Not applicable.

              (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              The Securities and Exchange Commission has granted certain exemptive orders under the 1940 Act (the "Exemptive Orders") to the Funds, permitting co-investments in accordance with the conditions stated therein.

              The terms of this particular investment are fully described in the Investment Agreement (the "Investment Agreement") referred to herein at Item 3.

Item 7.       Material to be Filed as Exhibits.

              A. SEC Investment Company Act Release No. IC-13330, dated June 15, 1983, is hereby incorporated by reference to SEC File No. 812-5528.

              B. SEC Investment Company Act Release No. IC-17155, dated September 26, 1989, is hereby incorporated by reference to SEC File No. 812-7274.

              C. SEC Investment Company Act Release No. IC-16468, dated July 5, 1988, is hereby incorporated by reference to SEC File No. 812-6922.

              D. SEC Investment Company Act Release No. IC-17492, dated May 16, 1990, is hereby incorporated by reference to SEC File No. 812-7434.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.


Dated:        March 6, 1997


                                        ALLIED CAPITAL CORPORATION


                                        By: /s/ G.  CABELL WILLIAMS, III
                                           ---------------------------------
                                           G.  Cabell Williams, III
                                           President and Chief Operating
                                           Officer


                                        ALLIED INVESTMENT CORPORATION


                                        By: /s/ G.  CABELL WILLIAMS, III
                                           ---------------------------------
                                           G.  Cabell Williams, III
                                           President and Chief Operating
                                           Officer


                                        ALLIED CAPITAL CORPORATION II


                                        By: /s/ WILLIAM L. WALTON
                                           ---------------------------------
                                           William L. Walton
                                           President and Chief Executive
                                           Officer


                                        ALLIED INVESTMENT CORPORATION II


                                        By: /s/ WILLIAM L. WALTON
                                           ---------------------------------
                                           William L. Walton
                                           President and Chief Executive
                                           Officer